SUBSIDIARIES OF THE REGISTRANT

Parent
MSB Financial Corp.

	State or Other Jurisdiction Of Incorporation	Percentage Ownership
Subsidiaries
Millington Savings Bank	New Jersey	100%

Subsidiaries of Millington Savings Bank
Millington Savings Service Corp.	New Jersey	100%